
02038313


SEC MAIL
RECEIVED
PROCESSING
MAY 29 2002
WASH, D.C.
154
SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May 2002 Commission File Number: 0-30024

CFM Majestic Inc

CFM CORPORATION

(Name of registrant)

475 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ✓

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

CFM

second quarter 2002

Q2

CFM Corporation Quarterly Report

CONSOLIDATED FINANCIAL SUMMARY

(in thousands except per share amounts, unaudited)

	For the three months ended		For the six months ended	
	Mar 30 2002	Mar 31 2001	Mar 30 2002	Mar 31 2001
Sales	113,055	74,723	240,821	184,653
EBITDA	13,216	8,789	38,653	32,708
Net income	6,335	2,944	20,211	14,888
Cash flow from operations	(22,070)	(5,523)	36,578	44,766
Capital expenditures	6,058	2,441	10,951	4,208
Earnings per share				
Basic	0.15	0.08	0.52	0.39
Diluted	0.15	0.08	0.51	0.39
Weighted average number of shares outstanding				
Basic	40,316	38,179	39,127	38,313
Diluted	41,603	38,532	40,022	38,627
Financial statistics				
Gross margin	31.3%	32.6%	33.4%	34.5%
EBITDA margin	11.7%	11.8%	16.1%	17.7%

	As at Mar 30 2002	As at Mar 31 2001
Financial position		
Total assets	584,134	446,670
Total net debt	174,639	102,009
Shareholders' equity	317,985	261,101
Net debt/equity	1:1.8	1:2.6
Total net debt/total capitalization	36%	28.0%

EBITDA, EBITDA margin and net debt are not recognized financial measurements under Generally Accepted Accounting Principles. Management utilizes these measures internally to measure business performance. EBITDA is defined as earnings before interest, taxes, depreciation and amortization with EBITDA margin representing EBITDA as a percentage of net sales. Net debt is defined as debt (current and long-term portion), plus bank indebtedness less cash.

from the chairman

CFM continued its growth and diversification as a leading home products company during the second quarter of fiscal 2002, reaching higher levels of sales, cash flow and earnings.

Sales of CFM's hearth and heating products registered modest growth despite the challenge of an exceptionally mild winter season. This performance came on the strength of double-digit growth in hearth products with particular success in the new home construction market. Growth in hearth product sales was partly offset by weather-related reductions in demand for our space heating products.

The second quarter also reflected the emergence of barbeque and outdoor products as an increasingly important growth driver for CFM. Sales for the quarter reached $44.4 million compared to $8.4 million a year ago. The rapid expansion of this business is due to our participation for the first time in barbeque accessories through our acquisition of Keanall Holdings Limited as well as the acceptance of our premium barbeque lines in the mass merchant and specialty retail dealer sales channels.

We are also pleased to advise that CFM's senior management team has been further strengthened with the appointment of Patrick Keane to the position of Executive Vice President, Operations. In his new position, Patrick has assumed overall responsibility for North American hearth and barbeque operations.

As for the future, we are confident that CFM's performance will continue to outpace the industry thanks to an expanding range of innovative, high-quality products and strong and growing relationships with our retail and distribution partners. We are well positioned to build upon our leadership in CFM's core hearth business, and we believe CFM is poised to capture a significant share of North America's substantial barbeque market. We look forward to reporting on our progress in the months ahead.

Colin Adamson (SIGNED)
Chairman and Chief Executive Officer

management's discussion and analysis

INTRODUCTION

The following management's discussion and analysis ("MD&A") provides a review of important events, results of operations and the financial position of CFM Corporation ("CFM") for the quarter and six months ended March 30, 2002, compared to the corresponding periods of the preceding financial year.

CFM operates in one business segment, home products, which includes the development, manufacture and sale of fireplaces, hearth related products and barbeque and related accessories. CFM is subject to a number of the usual risks associated with a durable consumer products industry. Demand for these products is affected by the general state of the economy, including the level of housing starts and consumer spending on home renovations and remodelling.

This MD&A contains forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. CFM considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of CFM, may ultimately prove to be incorrect.

SECOND QUARTER ENDED MARCH 30, 2002

RESULTS OF OPERATIONS

CFM's consolidated sales increased 51% to $113.1 million in the quarter ended March 30, 2002, compared to $74.7 million in the prior year.

In light of the growth and significance of barbeque and outdoor products to the overall revenue of CFM, CFM's revenue has been disclosed to distinguish hearth and heating products from barbeque and outdoor products as meaningful and distinct product categories. This revenue disclosure has commenced in the second quarter of fiscal 2002.

Sales of hearth and heating products increased 4% in the quarter over the prior year at $68.7 million. Within this product category, hearth products generated double-digit growth primarily as a result of market share gains. This growth was offset by significant reductions in space heating product sales due to a shorter and less severe winter in North America.

Sales of barbeque and outdoor products were $44.4 million in the quarter, an increase of $36 million from the prior year. The increase is a result of incremental sales of the recently acquired Keanall Holdings Limited ("Keanall") and the initial store placement of the new mass merchant barbeques.

Gross Profit

Gross profit increased to $35.4 million from $24.3 million in the prior year, an increase of $11.1 million. As a percentage of sales, gross profit declined slightly to 31.3% from 32.6% in the previous year.

Gross margin in the quarter was negatively impacted by initial barbeque manufacturing cost inefficiencies and also continues to be affected by relatively higher sales growth in the lower margin new home segment of the hearth market.

Selling, Administrative, Research and Development Expenses

Operating expenses for the quarter increased $6.7 million or 42.8% to $22.2 million. While operating expenses for the quarter increased in absolute terms due primarily to the acquisition of Keanall, as a percentage of sales, such expenses decreased to 19.6% from 20.8% in the corresponding quarter a year ago.

EBITDA and EBIT

Earnings before interest, taxes, depreciation and amortization ("EBITDA") were $13.2 million, up $4.4 million from the prior year of $8.8 million. EBITDA margins of 11.7% are in line with the prior year.

Earnings before interest and taxes ("EBIT") were $9.9 million, up $5.3 million from the prior year of $4.6 million. Amortization of capital assets increased by $0.7 million due to the full-year impact of amortization on last year's capital spending as well as the incremental amortization on deferred development costs.

In accordance with the Canadian Institute of Chartered Accountants' ("CICA") new accounting recommendation for Business Combinations, Goodwill and Other Intangible Assets, goodwill is no longer amortized. As a result of this change in accounting policy, EBIT was increased by $1.7 million as compared to the prior year.

Net Interest Expense

Net interest expense of $1.3 million was down $0.2 million from the prior year as a result of lower interest rates.

Earnings Per Share

Earnings per share ("EPS") have increased by $0.07 to $0.15 or 88% from $0.08 last year. On a comparative basis, EPS increased by $0.04 to $0.15 or 36% from $0.11 after giving retroactive effect to the accounting change concerning the amortization of goodwill. Diluted EPS increased to $0.15 from $0.08 in 2001. The weighted average number of shares increased by 6% to 40,316,000 from the prior year due primarily to the issuance of 2,526,314 shares on January 2, 2002 for the purchase of Keanall. No shares were repurchased under the Normal Course Issuer Bid in the quarter.

CFM adopted the new CICA recommendation for determining EPS which was applied retroactively to fiscal 2001. There is no effect on the fiscal 2001 diluted earnings per share of $0.08 for the quarter.

management's discussion and analysis

Acquisition of Keanall

Effective January 2, 2002, CFM acquired all the issued and outstanding shares of Keanall of Mississauga, Ontario from Keanall's shareholders. Keanall is a leading manufacturer and distributor of quality after-market gas grill products. Under the terms of the transaction, CFM satisfied the purchase price with a combination of a cash payment of $10 million, the issuance of a $30 million non-interest bearing note repayable monthly over 24 months commencing February 1, 2002, and by the issuance of 2,526,314 common shares of CFM. The results of the operations of Keanall from the date of acquisition are included in CFM's consolidated statement of operations for the quarter ended March 30, 2002. The estimated values assigned to the net assets acquired and consideration given, as at March 30, 2002, reflect the content of the purchase and sale agreement. The purchase price allocation is subject to change based on final determination of these fair value amounts.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

During the quarter, CFM generated $11.8 million in cash flow from operations before changes in non-cash working capital, a $4.7 million increase from the $7.1 million generated in 2001.

Investment in working capital for the quarter increased to $33.8 million compared to $12.6 million the prior year as a result of the seasonal ramp-up in barbeque accounts receivable and prebuild of barbeque inventory for the third quarter selling season. In addition, CFM has aggressively prebuilt fireplace and stove inventories in anticipation of retail advance book shipments and continued growth in the new home fireplace market.

Accounts receivable increased by $18.9 million over the prior year reflecting the addition of Keanall accounts receivable balances. Accounts receivable, omitting Keanall, declined over the prior year reflecting improved collection practices in the remainder of the business. Investment in inventory increased by $53.1 million over the prior year representing primarily barbeque finished goods required to meet shipping demand and the addition of Keanall inventory balances.

Other assets increased by $3.8 million over the prior year to $7.6 million with the barbeque facility start-up costs accounting for the majority of the increase. Total pre-commercialization start-up costs for our new barbeque manufacturing facility capitalized during the year were $4.2 million with no additions in the quarter. The facility achieved commercial production quality and output levels at the beginning of January 2002. Amortization of the start-up costs commenced in this quarter ended March 30, 2002 and totalled $0.2 million.

Capital expenditures in the quarter totalled $6.1 million with a significant portion related to our new state-of-the-art barbeque manufacturing facility in Mississauga, Ontario. This facility commenced commercial production in 2002. Total capital expenditures for the quarter reflect deferred cash payments on capital purchases made in the first quarter.

In accordance with the CICA's new accounting recommendation for Business Combinations, Goodwill and Other Intangible Assets, goodwill is tested for impairment on an annual basis. CFM completed its transition fair value impairment test of goodwill during the period ended March 30, 2002. The results of these tests concluded that the goodwill of our United Kingdom subsidiary is impaired. This impairment loss of $2.0 million, recognized as a result of the transitional impairment test, has been recorded as a change in accounting policy and charged to opening retained earnings for the fiscal year ended September 30, 2002.

CFM's net debt increased by $76.2 million to $174.6 million in order to fund operating activities, capital expenditures and the acquisition of Keanall. CFM is capitalized with net debt to total capital of 36%, up from 28% in the prior year.

CFM satisfied a portion of the purchase price of Keanall with a non-interest bearing note payable of $30 million repayable over a 24-month period. As at March 30, 2002, CFM has made two monthly repayments totalling $2.5 million.

Shareholders' equity increased by $56.9 million to $318.0 million over the prior year with net book value per share increasing to $7.87, up 15% from $6.84 in 2001. Share capital increased by $24.0 million as a result of the 2,526,314 common shares issued at the estimated value as part of the Keanall acquisition. Net earnings for the 12 months ending March 30, 2002 added $36.7 million to shareholders' equity. The purchase and cancellation of common shares under the Normal Course Issuer Bid decreased shareholders' equity by $2.3 million for the 12 months ended March 30, 2002. A $3.0 million increase in cumulative currency translation adjustment was due to the strengthening of the U.S. dollar against the Canadian dollar from March 31, 2001.

SIX MONTHS ENDED MARCH 30, 2002

RESULTS OF OPERATIONS

CFM's consolidated sales increased 30% to $240.8 million for the six months ended March 30, 2002, compared to $184.7 million in the prior year.

On a year-to-date basis, sales in the hearth and heating products category were $196.0 million, an increase of 12% from the prior year. This is attributable primarily to market share gains in hearth products offset by the reduction in space heating products due to the milder winter weather in North America.

Sales of barbeque and outdoor products increased $35.4 million from the prior year. This significant increase is attributable to the incremental sales associated with the Keanall purchase and the initial store placement of new mass merchant barbeques.

management's discussion and analysis

Gross Profit

Gross profit increased by $16.6 million or 26% from the prior year to $80.3 million. As a percentage of sales, gross profit declined slightly to 33.4% from 34.5% in the previous year.

The decrease is primarily attributable to the factors outlined for the second quarter results as discussed above.

Selling, Administrative, Research and Development Expenses

Expenses for the six months increased $10.6 million or 34.3% to $41.7 million. As a percentage of sales, expenses were 17.3% compared to 16.8% in the prior year.

This increase relates primarily to higher variable selling expenses as a result of changes in sales mix in the first quarter and the incremental operating expenses of Keanall.

EBITDA and EBIT

EBITDA was $38.7 million, up $6.0 million from the prior year of $32.7 million. EBITDA margins declined to 16.1% from 17.7% in 2001. The decline is primarily due to higher variable selling expenses as discussed above and the impact of lower overall gross margins.

EBIT was $32.3 million, up $8.1 million from the prior year of $24.2 million. Amortization of capital assets increased by $1.2 million due to the full year impact of amortization on last year's capital spending as well as the incremental amortization on deferred development costs.

In accordance with the CICA's new accounting recommendation for Business Combinations, Goodwill and Other Intangible Assets, goodwill is no longer amortized. As a result of this change in accounting policy, EBIT was increased by $3.3 million as compared to the prior year.

Net Interest Expense

Net interest expense of $2.8 million was down $0.9 million from the prior year as a result of lower interest costs.

Earnings Per Share

EPS have increased by $0.13 to $0.52 or 33% from $0.39 last year. On a comparative basis, EPS increased by $0.07 to $0.52 or 15.6% after giving retroactive effect to the accounting change concerning the amortization of goodwill. Diluted earnings per share increased to $0.51 from $0.39 in 2001. Net income in the period rose 36% and the weighted average number of shares increased by 2% to 39,127,000 from the prior year.

CFM adopted the new CICA recommendation for determining EPS, which was applied retroactively to fiscal 2001. The 2001 diluted EPS remained unchanged at $0.39 for the six-month period.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

During the six months ended March 30, 2002, CFM generated $31.2 million in cash flow from operations before changes in non-cash working capital, an $11.5 million increase from the $19.7 million generated in 2001.

Accounts receivable were down $44.3 million from September 30, 2001 reflecting our normal seasonal sales peak in the fourth quarter and higher than average receivables collection in the first and second quarters. This decline was offset by the additional accounts receivable acquired with the acquisition of Keanall.

Investment in inventory increased $55.4 million from September 30, 2001 due mainly to barbeque inventory build-up for the summer season and the acquisition of inventory in the purchase of Keanall.

Capital expenditures for the six months totalled $11.0 million with a significant portion related to our new state-of-the-art barbeque manufacturing facility in Mississauga, Ontario. This facility commenced commercial production in fiscal 2002.

With the objective of maximizing return of capital employed, CFM repurchased and cancelled 139,400 common shares at an average price of $8.03 per share during the six months ended March 30, 2002 for total consideration of $1.1 million. CFM renewed its Normal Course Issuer Bid under which it can repurchase up to 2,800,000 additional common shares by October 2, 2002. The weighted average number of shares increased to 39,127,000 or 2% compared to 38,313,000 average shares outstanding for the six months ended March 31, 2001 as a result of the shares issued in the acquisition of Keanall.

RISKS AND UNCERTAINTIES

CFM is subject to the risks and uncertainties outlined in its fiscal 2001 Annual Report and other statutory filings. CFM continues to seek to minimize the effect of short-term variances by geographic product line and distribution channel diversification.

OUTLOOK

We expect to continue to achieve strong earnings and cash flow growth throughout the year reflecting the continued strength in our core hearth markets and the new revenues from barbeque and outdoor products. We anticipate that such growth will be impacted by costs resulting from early season inefficiencies to meet product demands from the new barbeque plant. CFM Corporation continues to be focused on the emerging home products marketplace through both internal growth and future acquisitions.

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

As at March 30, 2002, March 31, 2001 & September 29, 2001
(in thousands of dollars, unaudited)

	Mar 30 2002 $	Mar 31 2001 $	Sept 29 2001 $
ASSETS			
Current			
Cash and cash equivalents	**18,373**	12,027	4,266
Accounts receivable	**78,280**	59,394	122,592
Income taxes recoverable	**5,777**	11,236	8,421
Inventory	**135,050**	81,991	79,693
Prepaid and other expenses	**2,791**	3,173	1,985
Future income taxes	**6,518**	9,310	6,447
Total current assets	**246,789**	177,131	223,404
Capital assets, net	**109,157**	83,390	94,124
Future income taxes	**644**	429	630
Other assets (note 4)	**7,569**	3,754	5,501
Goodwill, net (note 5)	**213,463**	175,482	172,051
Intangible assets (note 5)	**6,512**	6,484	6,319
	584,134	446,670	502,029
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Bank indebtedness	**22,168**	7,602	10,976
Accounts payable and accrued liabilities	**52,024**	53,475	49,900
Current portion of long-term debt	**16,110**	15,154	16,009
Current portion of note payable (note 3)	**15,000**		
Future income taxes	**2**	2,614	231
Total current liabilities	**105,304**	78,845	77,116
Long-term debt	**127,233**	91,280	128,513
Note payable (note 3)	**12,500**		
Future income taxes	**21,081**	15,227	18,644
Total liabilities	**266,118**	185,352	224,273
Minority interest	**31**	217	144
Shareholders' equity			
Share capital	**152,105**	128,942	128,545
Retained earnings	**135,554**	104,866	119,942
Cumulative translation adjustment	**30,326**	27,293	29,125
Total shareholders' equity	**317,985**	261,101	277,612
	584,134	446,670	502,029
(Thousands of common shares and options)			
Common shares issued and outstanding	**40,428**	38,162	38,036
Stock options outstanding	**2,795**	2,688	3,329
Stock options exercisable	**130**	300	380

See accompanying notes

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(in thousands of dollars except earnings per share, unaudited)

	For the three months ended		For the six months ended	
	Mar 30 2002 $	Mar 31 2001 $	**Mar 30 2002 $**	Mar 31 2001 $
Sales	**113,055**	74,723	**240,821**	184,653
Cost of sales	**77,631**	50,380	**160,500**	120,925
Gross profit	**35,424**	24,343	**80,321**	63,728
Expenses				
Selling and administrative, research and development	**22,208**	15,554	**41,668**	31,020
Amortization	**3,290**	2,572	**6,292**	5,145
Interest income	**(4)**	(199)	**(123)**	(335)
Interest expense	**1,282**	1,718	**2,933**	4,015
	26,776	19,645	**50,770**	39,845
Income before income taxes and amortization of goodwill	**8,648**	4,698	**29,551**	23,883
Income taxes	**2,313**	573	**9,340**	6,655
Income before amortization of goodwill	**6,335**	4,125	**20,211**	17,228
Amortization of goodwill[1] (note 5)	**—**	1,181	**—**	2,340
Net income for the period	**6,335**	2,944	**20,211**	14,888
Retained earnings, beginning of period	**133,147**	101,485	**119,942**	94,465
Options repurchased	**(1,914)**		**(1,938)**	
Premium on repurchased common shares	**—**	437	**(647)**	(4,487)
Goodwill impairment (note 5)	**(2,014)**	—	**(2,014)**	—
Retained earnings, end of period	**135,554**	104,866	**135,554**	104,866
Earnings per share before amortization of goodwill (note 5 and 6)	**0.15**	0.11	**0.52**	0.45
Earnings per share (note 5 and 6)	**0.15**	0.08	**0.52**	0.39
Diluted earnings per share (note 5 and 6)	**0.15**	0.08	**0.51**	0.39
[1] Net of tax of		497		995

See accompanying notes

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in thousands of dollars, unaudited)

	For the three months ended		For the six months ended	
	Mar 30 2002 $	Mar 31 2001 $	**Mar 30 2002 $**	Mar 31 2001 $
Cash flows from operating activities				
Net income for the period	**6,335**	2,944	**20,211**	14,888
Add (deduct) items not involving cash				
Amortization	**3,290**	4,054	**6,292**	8,283
Future income taxes	**2,177**	294	**4,686**	(3,295)
Minority Interest	**(9)**	(39)	**11**	(20)
Gain on disposal of capital assets	**(7)**	(187)	**(7)**	(187)
	11,786	7,066	**31,193**	19,669
Change in non-cash working capital (note 7)	**(33,856)**	(12,589)	**5,385**	25,097
Cash flows (used in) provided by operating activities	**(22,070)**	(5,523)	**36,578**	44,766
Cash flows from investing activities				
Acquisitions	**(12,876)**	—	**(12,876)**	—
Purchase of capital assets	**(6,058)**	(2,441)	**(10,951)**	(4,208)
Proceeds on disposal of capital assets	**16**	271	**16**	309
Cash flows used in investing activities	**(18,918)**	(2,170)	**(23,811)**	(3,899)
Cash flows from financing activities				
Repayment of non-revolving term facility	**(3,750)**	(3,750)	**(7,530)**	(7,500)
Revolving term facility, net	**38,477**	11,201	**6,726**	(27,614)
Bank indebtedness	**8,599**	1,136	**6,327**	44
Repurchase of common shares		(1,008)	**(1,119)**	(9,393)
Options repurchased	**(2,967)**	—	**(2,993)**	—
Issuance of common shares	**—**	56	**31**	145
Cash flows provided by (used in) financing activities	**40,359**	7,635	**1,442**	(44,318)
Effect of foreign currency translation on cash and cash equivalents	**2**	(958)	**(102)**	(995)
Net increase (decrease) in cash during the period	**(627)**	(1,016)	**14,107**	(4,446)
Cash and cash equivalents, beginning of period	**19,000**	13,043	**4,266**	16,473
Cash and cash equivalents, end of period	**18,373**	12,027	**18,373**	12,027
Supplementary cash flow information				
Cash taxes paid	**3,479**	9,927	**4,022**	12,182
Cash interest paid	**1,852**	1,523	**2,697**	3,742

See accompanying notes

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). They have been prepared on a basis consistent with the accounting policies and methods followed in CFM Corporation's (the "Company") most recent audited financial statements except for the change related to the adoption of the Canadian Institute of Chartered Accountants ("CICA") recommendation on Business Combinations, Goodwill and Other Intangible Assets as discussed in note 5. These unaudited consolidated interim financial statements do not include all of the information and footnotes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended September 29, 2001.

2. USE OF ESTIMATES

The preparation of quarterly financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated quarterly financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. ACQUISITION OF KEANALL HOLDINGS LIMITED

Effective January 2, 2002, the Company acquired all the issued and outstanding shares of Keanall Holdings Limited ("Keanall") of Mississauga, Ontario. Keanall is a leading manufacturer and distributor of quality after-market gas grill products to many of North America's largest retailers that serve the recreational and home improvement markets. Under the terms of the transaction, the Company satisfied the purchase price with a combination of a cash payment of $10 million, the issuance of a $30 million non-interest bearing note repayable monthly over 24 months, and the issuance of 2,526,314 common shares of CFM.

The results of the operations of Keanall from the date of acquisition are included in the Company's consolidated statement of operations for the quarter ended March 30, 2002. The acquisition was accounted for using the purchase method with the purchase price allocated to net identifiable assets at their estimated fair values.

The following is a summary of the acquisition representing the estimated values assigned and consideration given:

Assets acquired	36,405
Liabilities assumed	(15,747)
Goodwill and intangible assets	44,548
	65,206

Consideration:

Cash, including purchase costs	11,206
Unsecured note payable	30,000
Share capital issued	24,000
	65,206

It is estimated that goodwill of $15 million is tax deductible.

The estimated values assigned above for net assets acquired and consideration given reflect the content of the purchase and sale agreement. The purchase price allocation is subject to change based on final determination of these fair value amounts.

4. OTHER ASSETS

Other assets consist of the following:

	As at Mar 30 2002	As at Mar 31 2001	As at Sept 29 2001
(in thousands)	**$**	$	$
Deferred barbeque facility start-up costs	**3,946**	442	1,792
Deferred development costs	**1,757**	968	1,867
Deferred financing costs	**1,189**	1,634	1,499
Other	**677**	710	343
Total	**7,569**	3,754	5,501

Amortization of deferred barbeque facility start-up costs were $208 (2001 – nil).

5. GOODWILL AND OTHER INTANGIBLE ASSETS

In 2001, the CICA issued accounting recommendations for Business Combinations, Goodwill and Other Intangible Assets. Under the new rules, goodwill and certain intangible assets with an indefinite useful life arising from business combinations accounted for using the purchase method are no longer amortized; instead, goodwill will be subjected to an assessment of impairment by applying a fair value based test on an annual basis. Other Intangible Assets, with finite useful lives, will continue to be amortized over their useful lives. The Company has adopted the new recommendations for fiscal year 2002.

Goodwill

The Company has completed its transitional fair value impairment test of goodwill. Using a multiple of historical earnings valuation technique, it was determined that the carrying value of goodwill for our non-reportable United Kingdom subsidiary exceeded the fair value. This caused the Company to write down the value of goodwill associated with its United Kingdom operations to zero. This resulted in a $2,014 write-down and, in accordance with the transitional rules of implementing this new standard, has been charged to opening retained earnings.

The original purchase accounting for some of the Company's acquisitions established future tax liabilities of $2,752 that were charged to goodwill. It has been determined that these future tax liabilities will not materialize and, as a result, goodwill and future tax liabilities have been reduced by $2,752.

Changes in the carrying amount of goodwill for the six months ended March 30, 2002 were:

Balance as at September 30, 2001	172,051
Goodwill acquired during the period (note 3)	44,548
Transitional impairment loss	(2,014)
Adjustment of future tax liabilities	(2,752)
Foreign currency translation	1,401
Other	229
Balance as at March 30, 2002	213,463

Intangible Assets

As part of the asset purchase of Harris Systems Inc. on November 1, 1997, the Company purchased a long-term facility operating lease. The market value of the lease exceeded the present value of the future lease commitments. This leasehold right was recognized as an asset at the time of the acquisition and has been amortized over the 22-year lease term.

(in thousands)	**Mar 30 2002 $**	Mar 31 2001 $	Sept 29 2001 $
Leasehold rights			
Cost	**7,764**	7,677	7,687
Accumulated amortization	**1,559**	1,193	1,368
Net book value	**6,205**	6,484	6,319
Other	**307**	0	0
	6,512	6,484	6,319

Amortization expense of intangible assets for the quarter was $88 (2001 – $87).

The change in policy with respect to the amortization of goodwill is applied prospectively. The financial statements for the three-and six-month periods ended March 30, 2002 have been prepared in accordance with the new policy. The financial statements for the three and six months ended March 31, 2001 have not been adjusted. The pro forma impact on the prior period is as follows:

	For the three months ended		For the six months ended	
(in thousands except per share data)	**Mar 30 2002 $**	Mar 31 2001 $	**Mar 30 2002 $**	Mar 31 2001 $
Reported net income	**6,335**	2,944	**20,211**	14,888
Add back: goodwill amortization	**0**	1,181	**0**	2,340
Adjusted net income	**6,335**	4,125	**20,211**	17,228
Basic earnings per share	**0.15**	0.08	**0.52**	0.39
Goodwill amortization	**0**	0.03	**0**	0.06
Adjusted earnings per share	**0.15**	0.11	**0.52**	0.45
Diluted earnings per share	**0.15**	0.08	**0.51**	0.39
Goodwill amortization	**0**	0.03	**0**	0.06
Adjusted diluted earnings per share	**0.15**	0.11	**0.51**	0.45

6. EARNINGS PER SHARE

In fiscal 2001, the Company had retroactively adopted the new recommendations for determining earnings per common share issued by the CICA. The prior period presented has been restated to conform to these recommendations.

Accordingly, basic earnings per share has been determined by dividing net income by the weighted average number of common shares outstanding during the quarter of 40,316,000 shares (2001 – 38,179,000). Diluted earnings per share is computed in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common shares equivalents outstanding. This change has resulted in no change in basic earnings and diluted earnings per share for the quarter ended March 31, 2001.

7. CHANGES IN NON-CASH WORKING CAPITAL

Cash flow from changes in non-cash working capital consists of the following:

	For the three months ended		For the six months ended	
	Mar 30 2002	Mar 31 2001	**Mar 30 2002**	Mar 31 2001
(in thousands)	**$**	$	**$**	$
Accounts receivable	**(2,255)**	7,850	**51,338**	43,130
Inventory	**(28,827)**	(6,143)	**(38,257)**	(4,918)
Prepaid and other expenses	**(520)**	(1,634)	**(663)**	(2,280)
Other assets	**(1,209)**	235	**(3,431)**	408
Accounts payable and accrued liabilities	**(146)**	(2,834)	**(6,605)**	(8,050)
Income taxes recoverable	**(899)**	(10,063)	**3,003**	(3,193)
	(33,856)	(12,589)	**5,385**	25,097

8. SEGMENTED INFORMATION

The Company operates in one business segment, home products, which includes the development, manufacture and sale of fireplaces, hearth and heating related products, and barbeque and outdoor products. In light of the growth and significance of barbeque and outdoor products to the overall revenue of CFM, the Company's revenue has been disclosed to distinguish hearth and heating products and barbeque and outdoor products as meaningful and distinct product categories.

The Chief Executive and Operating Officers of CFM review consolidated operating results to assess the performance of the business. CFM's business organization structure and performance measurement systems are not based on product categories and as a result no further product-based financial information is disclosed.

	For the three months ended		For the six months ended	
	Mar 30 2002	Mar 31 2001	**Mar 30 2002**	Mar 31 2001
(in thousands)	**$**	$	**$**	$
Net external sales				
Hearth & heating products	**68,678**	66,273	**195,980**	175,216
Barbeque & outdoor products	**44,377**	8,450	**44,841**	9,437
	113,055	74,723	**240,821**	184,653

Geographic information:

The Company conducts substantially all of its business activities in North America. External sales are allocated on the basis of sales to external customers.

External sales:

	For the three months ended		For the six months ended	
	Mar 30 2002	Mar 31 2001	**Mar 30 2002**	Mar 31 2001
(in thousands)	**$**	$	**$**	$
United States	**87,042**	59,867	**192,652**	150,460
Canada	**21,622**	11,220	**37,684**	25,635
Other	**4,391**	3,636	**10,485**	8,558
	113,055	74,723	**240,821**	184,653

Capital assets and goodwill:

(in thousands)	As at March 30, 2002 $	As at March 31, 2001 $
United States	227,507	233,425
Canada	93,422	21,670
Other	8,203	10,261
	329,132	265,356

9. COMPARATIVE INTERIM FIGURES

Certain comparative interim figures have been reclassified to conform to the current interim presentation.

DIRECTORS

Colin M. Adamson
Chairman, Chief Executive Officer and Co-Founder

William A. Corbett[1][2]
Chairman,
The New Providence Development Company Limited

William S. Cullens[1][2]
Past Chairman and Chief Executive Officer,
Canron Inc.

Patrick Keane
Executive Vice President,
Operations, CFM

Sheila O'Brien[2]
Senior Vice President,
Nova Chemicals

Carlo De Pellegrin[1][2][3]
Partner,
Williams & Partners,
Chartered Accountants LLP

Heinz Rieger[3]
Past Chairman and
Co-Founder, CFM

1 *Member of the Audit Committee*

2 *Member of the Compensation and Corporate Governance Committee*

3 *Member of the Business Development Committee*

EXECUTIVE OFFICERS

Colin M. Adamson
Chairman and Chief Executive Officer

James D. Lutes
President, Chief Operating Officer and Interim Chief Financial Officer

Patrick Keane
Executive Vice President,
Operations

Peter M. Plows
Senior Vice President,
Operations

Susan E. Marlow
Vice President,
Human Resources and Development

Sonya D. Stark
Director, Legal Affairs,
Investor Relations and Corporate Secretary

David Brash
Corporate Controller

Paul Kroetsch
Treasurer

Eileen Foley
Director, Tax

DIVISIONAL MANAGEMENT

Dan Downing
President, Vermont Casting
Majestic Products Division

Steve Haramaras
President, Mass Merchant Operations

Michael Miller
Managing Director,
CFM Kinder Limited

TRANSFER AGENT

Computershare
Trust Company of Canada
100 University Avenue
9th Floor, Toronto, Ontario
Canada M5J 2Y1

SHARE LISTING

Stock Symbol: CFM
Exchange: Toronto Stock Exchange

OPERATING DIVISIONS

Vermont Castings
Majestic Products Division
410 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N6
Telephone: (905) 670-7777
Facsimile: (905) 670-4676

1000 East Market Street
Huntington, Indiana, USA 46750
Telephone: (260) 356-8000
Facsimile: (260) 356-9672

Route 107
Bethel, Vermont, USA 05032
Telephone: (802) 234-2300
Facsimile: (802) 234-2340

Beanville Road
Randolph, Vermont, USA 05060
Telephone: (802) 728-3151
Facsimile: (802) 728-3171

CFM Harris Systems Division
3501 West Howard Street
Skokie, Illinois, USA 60076-4012
Telephone: (847) 676-3556
Facsimile: (847) 676-3759

CFM RMC International Division
3501 West Howard Street
Skokie, Illinois, USA 60076-4012
Telephone: (847) 676-3556
Facsimile: (847) 676-3759

CFM Kinder Limited
Trentham Lakes
Stoke-on-Trent
Staffordshire, England ST4 4TJ
Telephone: (178) 233-9000
Facsimile: (178) 233-9009

CFM Keanall
2695 Meadowvale Boulevard
Mississauga, Ontario
Canada L5N 8A3
Telephone: (905) 858-8010
Facsimile: (905) 858-1165

350 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N6
Telephone: (905) 670-7777
Facsimile: (905) 565-4683

investor relations

Send inquiries to: Investor Relations, **CFM Corporation**
475 Admiral Boulevard, Mississauga, Ontario, Canada L5T 2N1
Telephone: (905) 670-7777 Facsimile: (905) 670-7915
E-mail: cfm@cfmmajestic.com Website: www.cfmmajestic.com

SHARE TRADING SUMMARY

	High	Low	Close	Volume
Second quarter 2002	$ 16.95	$ 13.00	$ 16.00	3,274,319
First quarter 2002	$ 13.32	$ 9.99	$ 13.20	3,479,357
Fourth quarter 2001	$ 10.05	$ 7.50	$ 8.54	2,451,300
Third quarter 2001	$ 11.50	$ 8.75	$ 9.55	2,028,800

CFM is a leading vertically integrated manufacturer of home products in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a complete line of hearth products, including gas, wood-burning and electric fireplaces, free-standing stoves, gas logs and hearth accessories, and maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products. CFM also manufactures barbeques, barbeque parts and accessories and outdoor garden accessories and imports indoor and outdoor space heating products from South Korea.

CFM's Vision

"To be a leading home products manufacturing company that is recognized for products of the highest quality and innovativeness that consistently lead the markets they participate in.

At CFM, we make the products that you value most in your home."

CORPORATE OFFICE

CFM Corporation
475 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N1
Telephone: (905) 670-7777
Facsimile: (905) 670-7915

This interim report contains forward-looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence and the level of housing starts, CFM's ability to develop new products, the seasonality of the demand for CFM's products, relationships with certain significant customers and suppliers, competition and foreign currency fluctuations. These factors and other risks and uncertainties are discussed in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CFM CORPORATION

By: 

Name: Sonya Stark
Title: Director, Legal Affairs,
Investor Relations and
Corporate Secretary

Date: May 28, 2002